130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

February 6, 2020         No. 20-01

Avalon Provides Update on its Rare Earths Activities

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to provide an update on the status of both of the Company's rare earth projects and on the business in general. The recent agreement by Canada and the United States, announced on December 19, 2019, to co-operate on critical minerals supply chain development (and rare earths in particular), has resulted in new government initiatives in both countries to support the creation of these supply chains. Avalon has been actively involved in these discussions to assist in developing an appropriate strategy for Canada. It is the Company's view that supporting development of new, more efficient extraction technologies is particularly important for creating economic rare earth supplies in North America. To this end, Avalon has been involved in implementing new rare earth recovery technologies on both the Will Scarlett and Nechalacho Rare Earths projects.

Will Scarlett Rare Earths Recovery Project (near Marion, Illinois, USA)

On October 23, 2019, Avalon announced it had signed a binding Letter of Intent ("LOI") with a private US company, Coal Strategy Advisors, LLC, ("CSA") to earn up to a 50% interest in Will Scarlett: a closed coal mine site where previous geochemical sampling found elevated levels of rare earths and other metallic elements such as cobalt, nickel, lithium, manganese and zinc in mine waste materials. Since signing the LOI, Avalon has been focused on defining an appropriate process flowsheet to recover a mixed rare earth oxide product from an accumulation of precipitates created through historical lime treatment of acid mine drainage to neutralize its acidity.

Previous sampling indicates these precipitates contain total rare earth concentrations in the order of 900 ppm. Avalon is now evaluating a low-cost rare earth recovery process involving dissolution of the precipitates followed by an innovative proprietary new treatment process to recover the rare earth oxides. Next steps involve the implementation of a small-scale pilot facility at the site to confirm recoveries and scalability of the process flowsheet. This is currently being designed by the Company's SVP, Metallurgy and Technology Development, David Marsh, FAusIMM (CP) and is expected to be ready for installation in May/June 2020.  A budget for this work is in preparation.

Nechalacho Rare Earths Property (Thor Lake, Northwest Territories, Canada)

Further to the Company's new release dated October 30, 2019, Avalon has completed its co-ownership agreement for the Nechalacho property. Under the agreement, Cheetah Resources Pty Ltd. ("Cheetah") acquired ownership of the near-surface resources on the property ("Upper Zone") for $5 million while Avalon retained 100% ownership of the heavy rare earth-rich Basal Zone, which was the subject of the Company's 2013 Feasibility Study. Avalon and Cheetah have created a jointly-owned special purpose vehicle to hold and manage the permits and authorizations to operate at the site. Site operations will be being governed by a shareholders' agreement which is currently being finalized. Cheetah will assume management of its planned work program to develop the T-Zone resource in 2020, where it intends to utilize sensor-based ore-sorting technology to produce a rare earth mineral concentrate, as originally contemplated by Avalon. Avalon will continue to provide support services to Cheetah going forward (mainly geological consulting).

Avalon President & CEO, Donald Bubar, was pleased to witness a signing ceremony in Vancouver on January 21, where Det'on Cho Nahanni Construction Corp., the economic development corporation of the Yellowknives Dene First Nation, was awarded the contract for mining the T-Zone rare earth resource: "I am delighted to see Cheetah collaborate with Det'on Cho Nahanni Construction Corp. to create this positive new precedent in the North for Indigenous business participation in the mineral industry. I hope this agreement inspires more Indigenous businesses across northern Canada to see critical minerals supply chain development as an important new business opportunity."

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, ON and Will Scarlett Rare Earths Recovery Project in Illinois, to initial production while continuing to advance its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO, at 416-364-4938.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the Company's project plans, that the next steps involve the implementation of a small-scale pilot facility at the site to confirm recoveries and scalability of the process flowsheet, that Cheetah will assume management of its planned work program to develop the T-Zone resource in 2020, where it intends to utilize sensor-based ore-sorting technology and that Avalon. Avalon will continue to provide support services to Cheetah going forward. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.